Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Veebot Systems, Inc.
13113 NW 42nd Ave
Opa Locka, FL 33054
www.veebot.com

Up to $1,234,997.52 in Common Stock at $3.18
Minimum Target Amount: $9,997.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Veebot Systems, Inc.
Address: 13113 NW 42nd Ave, Opa Locka, FL 33054
State of Incorporation: DE
Date Incorporated: October 18, 2012

Terms:

Equity

Offering Minimum: $9,997.92 | 3,144 shares of Common Stock
Offering Maximum: $1,234,997.52 | 388,364 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.18
Minimum Investment Amount (per investor): $101.76

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

<u>Volume-Based Perks</u>

Tier 1 Perk — Invest $1000+ and receive 1% bonus shares

Tier 2 Perk — Invest $5,000+ and receive 2% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 5% bonus shares

Tier 4 Perk — Invest $25,000+ and receive 10% bonus shares

Tier 5 Perk — Invest $50,000+ and receive 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Veebot Systems will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $318. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

"Veebot Systems, Inc. ("Veebot Systems", "Veebot" or the "Company") is a C corporation organized under the laws of the state of Delaware that is developing an image-guided, autonomous vascular access system so that patients never have to cope with painful needlestick injuries again. The Company's business model consists of sale of the systems themselves, sale of consumables (needles, tubes, and other disposables to be used for the procedures), and the mandatory sale of service contracts for the devices. Veebot's autonomous needle insertion system can be sold to any medical facility where needle insertion attempts occur, including hospitals, surgical centers, urgent care centers, laboratories, doctors offices, dialysis centers, drugstores, military bases, and others. Company is inventing a breakthrough medical devices that is desireable in every medical facility worldwide, and the market for this type of product is enormous - we estimate over $70B annually, with the opportunity to do $7B in recurring revenue from system usage. Our system is still in the prototyping stages, and is not yet available for sale. However, we are very encouraged by our progress so far and have begun discussions with the FDA and a testing facility to perform a clinical trial. We are raising money to build out our engineering and quality assurance teams and conduct clinical trials.

Corporate Structure

Veebot Systems Inc was initially organized as Veebot LLC, a Florida limited liability corporation on July 01, 2010 and converted to a Delaware C Corporation on October 18, 2012.

Intellectual Property

The Company has 4 granted US patents, 1 granted European patent, 1 application pending in the US, 1 application pending in Europe, and an application that will be imminently filed in the US. In addition to this, Veebot Systems has various trade secrets surrounding autonomous blood vessel identification and tracking.

Competitors and Industry

Competitors

Veebot Systems, Inc. is developing a breakthrough medical device that is intended for autonomous or semi-autonomous intravenous needle insertion. As such, there is no direct competitor or market incumbent. Competition for this type of system includes the status quo, that is, phlebotomists, nurses, and doctors performing vascular access procedures with or without image guidance. Image guidance systems, including near infrared systems and ultrasound systems, promise to assist caregivers in performing vascular access procedures, but they are either not materially useful or impractical in terms of lack of widespread availability and training.

Sources:

1. Alexandrou E et al. International prevalence of the use of peripheral intravenous catheters. J. Hosp. Med 10, 530–533 (2015). [PubMed]

2. Center for Health Statistics, N. National Hospital Ambulatory Medical Care Survey: 2016 Emergency Department Summary Tables.

3. https://pubmed.ncbi.nlm.nih.gov/32720556/

4. https://pubmed.ncbi.nlm.nih.gov/27324945/

5. https://pubmed.ncbi.nlm.nih.gov/32811335/

6. “medical imaging improving outcomes”: https://pubmed.ncbi.nlm.nih.gov/22886890/

Industry

The vascular access industry is currently estimated at $70B and is projected to grow at a rate of 2% per year.

Sources:

1. (Vascular Device Market Size) https://www.biospace.com/article/vascular-access-devices-market-size-share-growth-trends-forecast-2021-2030/

2. (Growth of the Market) https://www.globenewswire.com/news-release/2022/01/27/2374640/0/en/Vascular-Access-Devices-Market-is-Expected-to-Surge-at-a-Significant-CAGR-of-6-64-and-is-also-Contemplated-to-Reach-Upto-USD-6-13-Billion-by-2026-Estimates-DelveInsight.html

Current Stage and Roadmap

Current Stage

Veebot Systems' autonomous vascular access system is currently under development and not yet FDA approved or available for sale. We are in the late prototyping stage, with our system being capable of finding blood vessels autonomously, presenting them to a user, autonomously tracking them, aligning with the vessel and inserting a needle into the blood vessel. We are working on an Investigational Device Exemption to be able to conduct an Early Feasibility Study in a controlled clinical setting to validate our effort thus far and get important initial feedback on use in a clinical environment.

Road Map

The Company’s efforts for the next few years will be focused on expanding our Engineering and Quality Assurance Teams, developing a commercial-ready system design, clinical trials and obtaining market approval from the FDA.

The Team

Officers and Directors

Name: Richard Harris

Richard Harris's current primary role is with Merrill Lynch Private Bank. Richard Harris currently services 10-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Board Member, Treasurer
  Dates of Service: July, 2010 - Present
  Responsibilities: Engineering and quality assurance guidance; testing; company finances. Richard does not receive a salary.

Other business experience in the past three years:

- **Employer:** Neocis Inc
  Title: Senior Application Software Engineer
  Dates of Service: June, 2020 - August, 2022
  Responsibilities: Software Engineer

Other business experience in the past three years:

- **Employer:** American Standard Value Inc
  Title: CEO
  Dates of Service: February, 2018 - Present
  Responsibilities: Identify and acquire portfolio service business. Oversee portfolio companies

Other business experience in the past three years:

- **Employer:** Merrill Lynch Private Bank
  Title: Private Wealth Manager
  Dates of Service: October, 2001 - Present
  Responsibilities: Serve clients with private banking needs, monitor client accounts, recommend investments, assist team members as needed.

Name: William Haugland

William Haugland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & President
  Dates of Service: July, 2018 - Present
  Responsibilities: Engineering and quality assurance oversight. William receives a salary of $95,000.

Name: Stuart Harris

Stuart Harris's current primary role is with Retired; investor. Stuart Harris currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Board Member, Secretary
  Dates of Service: July, 2010 - Present
  Responsibilities: Medical and Strategic Advisory. Stuart does not receive a salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Veebot Systems was formed on October 18, 2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Veebot Systems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of

the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Product Viability
Upon the testing of our device in a clinical setting on a wide variety of patients, there is a chance our system may not work reliably enough to warrant purchasing it.

Regulatory Risk
Our product is not marketable without receiving FDA approval. There is risk surrounding our ability to obtain FDA approval for our device. While we may continue to refine our system to attempt to receive FDA approval, this may be a prolonged process that requires significant investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Richard Harris	2,200,000	Common Stock	50.0%
Stuart Harris	2,200,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 388,364 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,400,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We are pre-revenue. Our financial statements reflect that we are in the R&D phase of the product cycle.

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2020 was $0 compared to $0 in fiscal year 2021, as our company is still pre-revenue.

Cost of sales

Cost of Sales for fiscal year 2020 was $0 compared to $0 in fiscal year 2021. Cost of Sales is $0 due to our being pre-revenue.

Gross margins

Gross margins for fiscal year 2020 were $0 compared to $0 in fiscal year 2021. No sales were made in 2020 or 2021 as we are pre-revenue.

Expenses

Expenses for fiscal year 2020 were $71,918 compared to $80,602 in fiscal year 2021. The increase was due to higher amortization expenses due to our continued investment in intellectual property, which is being amortized over the useful life of the IP

Historical results and cash flows:

We believe that the company will remain in the R&D phase until our system is approved by the FDA. Historically, our R&D expenses have ranged between $100,000 and $200,000 annually. We will use funds garnered from the campaign to expand our

Research and Development team and begin to conduct clinical trials, thereby increasing cash expenses from prior years.

Revenue and expenses associated with cost of sales will not occur until some time after we have received FDA approval of our system. As such, we do not expect to generate cash flows from any source other than external financing until we have obtained such approval. We do not have a strong ability to predict when FDA approval will be obtained. Our immediate-term goals are three-fold: expand our research and development team, produce a market-ready system, and kick off clinical trials that will test feasibility and efficacy.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Historically, Company founders have put in cash on an as-need basis in increments of $25,000. As of November 2022, the Company has $25,000 of cash on hand and access to a credit card with a $10,000 limit. If the Company's cash balance decreases below $5,000, Company founders will add an additional $25,000 as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. However, the campaign will meaningfully contribute to and will accelerate our future success.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company as the founders will continue to support the business. Of the total funds that our Company has on hand, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 16 months. This is based on a current monthly burn rate of $30,000 for expenses related to R&D and general office expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 16 months. This is based on an anticipated monthly burn rate of $60,000 for expenses related to R&D, Quality Assurance, Operations, and general office expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including doing an additional fundraising immediately after achieving our first successful raise.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $13,992,000.00

Valuation Details:

Our pre-money valuation is based on the fact that we have a working prototype capable of automated needle insertion, the patents we have procured in the space, the enormous market potential, and the valuations of other first-mover medical robotics companies. We believe that we have an enormous opportunity to become the go to solution for IV access, a gateway medical procedure performed millions of times daily.

Market Growth & Trends

Veebot is looking to disrupt the $50B vascular access industry. The industry is expected to grow by roughly 6% annually (https://www.verifiedmarketresearch.com/product/vascular-access-device-market/).

Comparable Competitor Companies

We have considered the valuation of these companies when determining our valuation*:

Comparable Company / Valuation / Source

Startups

Monogram Orthopedics / $89M / Start Engine

Future Cardia / $20M / Start Engine

Phormed / $39M / Start Engine

Potential

Intuitive Surgical / $80B

Mako Surgical / $1.7B / Acquired / public

Accuray / $222M / Public

Startup companies on Start Engine in the pre-market state in the medical device arena have been valued at $20M+, with the most comparable valuation being $89M for medical robot company Monogram Orthopedics. We believe it will also assure investors that if successful, Veebot Systems may achieve the valuations of several public medical robotics companies such as Intuitive Surgical ($80B), Mako Surgical (acquired by Stryker for $1.7B), and Accuray $222M.

**Disclaimer: The public companies listed above had these valuations within the last 120 days. Their exact valuations change daily.*

<u>The Value of the Company's Assets</u>

In addition to our working prototype, we hold 4 US patents and 1 European Patent. We have 1 patent pending and one application close to being filed. We value this IP at $4M based on the claims made and the market opportunity.

We also have working prototypes which we value at $10M. These prototypes and designs embody our know-how and efforts in the space to date. We feel strongly that these prototypes can be converted into commercial-ready systems.

<u>Management's Prior Achievements & Success</u>

The founders have extensive entrepreneurial experience, having started several businesses and gone through exits north of $120M.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding currently. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.92 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,997.52, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  67.5%
  We will use the proceeds to expand our engineering team by 3 engineers. We will use part of the proceeds to pay for FDA consultants . We will use part of the proceeds to conduct clinical trials.

- *Operations*
  10.0%
  We will use 5% of the proceeds to hire a part time controller. We will use 5% of the proceeds for office expenses including rent

- *Inventory*
  1.0%
  To purchase needles, needle holders, covers for use during testing.

- *Quality Assurance*
  15.0%
  Quality assurance manager to work on FDA submissions

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.veebot.com (www.veebot.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/veebotsystems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Veebot Systems, Inc.

[See attached]

VEEBOT SYSTEMS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Veebot Systems, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Veebot Systems, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 23, 2022
Los Angeles, California

VEEBOT SYSTEMS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 23,113	$ 10,808
Total Current Assets	**23,113**	**10,808**
Intangible Assets	995,063	943,014
Total Assets	**$ 1,018,176**	**$ 953,823**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ -	$ 10,045
Total Current Liabilities	**-**	**10,045**
Promissory Notes and Loans	-	16,666
Total Liabilities	**-**	**26,711**
STOCKHOLDERS EQUITY		
Common Stock	440	440
Additional Paid in Capital	1,255,138	1,100,138
Retained Earnings/(Accumulated Deficit)	(237,401)	(173,466)
Total Stockholders' Equity	**1,018,176**	**927,112**
Total Liabilities and Stockholders' Equity	**$ 1,018,176**	**$ 953,823**

See accompanying notes to financial statements.

VEEBOT SYSTEMS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	80,602	71,918
Total operating expenses	80,602	71,918
Operating Income/(Loss)	(80,602)	(71,918)
Interest Expense	-	-
Other Loss/(Income)	(16,666)	-
Income/(Loss) before provision for income taxes	(63,936)	(71,918)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (63,936)**	**$ (71,918)**

See accompanying notes to financial statements.

VEEBOT SYSTEMS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	4,400,000	**$ 440**	**$ 975,138**	**$ (101,548)**	**$ 874,030**
Capital Contribution			125,000		125,000
Net income/(loss)				(71,918)	(71,918)
Balance—December 31, 2020	4,400,000	440	1,100,138	$ (173,466)	**$ 927,112**
Capital Contribution	-	-	155,000		155,000
Net income/(loss)				(63,936)	(63,936)
Balance—December 31, 2021	**4,400,000**	**$ 440**	**$ 1,255,138**	**$ (237,401)**	**$ 1,018,176**

VEEBOT SYSTEMS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(63,936)	$	(71,918)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		159
Amortization of Intangibles		80,602		71,758
Changes in operating assets and liabilities:				
Credit Cards		(10,045)		9,877
Net cash provided/(used) by operating activities		**6,621**		**9,877**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(132,651)		(152,244)
Net cash provided/(used) in investing activities		**(132,651)**		**(152,244)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		155,000		125,000
Borrowing on Promissory Notes and Loans				16,666
Repayment of Promissory Notes and Loans		(16,666)		-
Net cash provided/(used) by financing activities		**138,334**		**141,666**
Change in Cash		12,304		(701)
Cash—beginning of year		10,808		11,510
Cash—end of year	**$**	**23,113**	**$**	**10,808**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Veebot Systems Inc. was incorporated on October 12, 2012, in the state of Delaware. The financial statements of Veebot Systems, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Veebot is a medical robotics company focused on autonomous needle insertion procedures. Our company is pre-revenue, and our system is still in development. Our goal is to sell systems that can insert needles into patients for a number of different applications, including venipuncture, IV insertion, catheter insertion, arterial line insertion, injections, etc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist.

If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as fifteen years.

Income Taxes

Veebot Systems Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is pre-revenue, and our system is still in development. Our goal is to sell systems that can insert needles into patients for a number of different applications, including venipuncture, IV insertion, catheter insertion, arterial line insertion, injections, etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Patent	$	1,209,033	$	1,076,382
Intangible assets, at cost		**1,209,033**		**1,076,382**
Accumulated amortization		(213,969)		(133,368)
Intangible assets, Net	**$**	**995,063**	**$**	**943,014**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $80,602 and $71,758, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(80,602)
2023		(80,602)
2024		(80,602)
2025		(80,602)
Thereafter		(672,656)
Total	**$**	**(995,063)**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 4,400,000 shares have been issued and are outstanding.

5. DEBT

The company had no debt outstanding as of December 31, 2021. In 2021, the Company paid off their PPP loan in the amount of $16,666.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (40)	$ (87)
Valuation Allowance	40	87
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (127)	$ (87)
Valuation Allowance	127	87
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $427 and the Company had state net operating loss ("NOL") carryforwards of approximately $427. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 23, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $80,602, an operating cash flow loss of $6,621, and liquid assets in cash of $23,113, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Veebot Systems is not live or open to the public at this moment.

Hands-Free, Accurate Needle Insertion

INVEST IN VEEBOT SYSTEMS TODAY!

Veebot Systems has developed an autonomous, image-guided robotic needle insertion system to revolutionize vascular access–taking the guesswork out of one of the world's most common medical procedures. Our patented technology is designed to eliminate painful fail...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Robotic Needle Insertion.
Veebot Systems
The Next Generation of Healthcare.
*This product is still currently under development and is not yet available on the market.

$0.00 Raised

REASONS TO INVEST

Industry Need: Veebot Systems is pioneering an automated solution to IV needle insertion, a gateway medical procedure performed over 1 billion times every year. While this procedure happens in virtually every medical facility, it is traditionally difficult for medical staff and costly for medical facilities, with ¼ attempts failing.*

Breakthrough Patented Technology & Working Prototype: We hold 4 U.S. and 1 European patent for our robotic needle insertion technology, with additional patents pending. Our working prototype has successfully obtained IV access on a wide array of subjects with different body and skin types, including traditionally difficult profiles for needle insertion. We are currently preparing to conduct a series of clinical trials.

Huge Market Potential: Our image-guided needle insertion system has many different applications in the healthcare space, from blood draw to IV insertion, catheter placement, vaccine delivery, and biopsies – creating an enormous opportunity for our company to provide value to the healthcare industry.

**Information from The National Library of Medicine (Source)*

OVERVIEW

Re-inventing Needle Insertion



**This product is still currently under development and is not yet available on the market.*

Veebot Systems' working prototype combines medical imaging and robotics to eliminate the guesswork from needle insertion procedures. Our system aims to reduce failed needle insertion attempts – even in patients with traditionally low success rates –to improve patient comfort and access to treatment and facilitate diagnostics and care both inside and outside of traditional medical facilities.

THE PROBLEM & OUR SOLUTION

Failed Needle Insertion Attempts: One of Healthcare's Most Overlooked Problems

Over 1 billion attempts to gain intravenous access are performed each year, making them among the most common invasive medical procedures in the world. These procedures are traditionally challenging, with 1 out of every 4 attempts failing due to a combination of difficult patient anatomy and the experience of the person inserting the needle. Failed attempts result in bottlenecks at healthcare facilities and poor patient experience, creating a genuine need to improve the existing standard of care.


Tracking started.
Needle Control
Retract Needle
Depth is: 4.000000mm
Diameter is: 6.025000mm

**This product is still currently under development and is not yet available on the market.*

Veebot Systems aims to revolutionize needle insertion by introducing image guidance and robotic precision into every attempt. Our system uses state of the art medical imaging, computer vision, and machine learning to automatically identify target insertion sites, track them in real-time, and robotically align and insert a needle into a selected target. Our technology has shown overwhelming promise on a wide array of subjects, from overweight men to petite women across all skin complexions and body types.

THE MARKET & OUR TRACTION

Groundbreaking Technology for Needle Insertion

We estimate the total addressable global market for peripheral needle insertion to be approximately $50 billion – comprised of consumables including needles, IVs, tubes, etc. – (29%) and labor (71%). We believe our system is equipped to impact this market by changing the way needle insertion is performed.

Featured In.

Forbes | IEEE Spectrum | TechCrunch
Bloomberg | cnet | Gizmodo
SingularityHUB | medgadget | Fast Company
TechHive | Fox News | CBS
Medical Daily | Medical Expo e-magazine | Digital Trends

Veebot has developed a working prototype that has successfully gained venous access on males and females with different skin colors and body types. We currently hold 4 U.S. and 1 European patent focused on this technology and have several applications pending. We are currently applying for an Investigational Device Exemption from the FDA to begin clinical trials that demonstrate the feasibility, safety, and efficacy of our system.

Our mission is to revolutionize needle insertion, led by our passionate founding team of engineers and a physician-entrepreneur and supported by an advisory group of physicians with backgrounds in anesthesiology, acute care, dialysis, and vascular surgery.

WHY INVEST

The Future of Needle Insertion: Image-Guided, Robotic Precision



**This product is still currently under development and is not yet available on the market.*

Needle insertion is a gateway medical procedure and an essential part of healthcare, used millions of times every day to facilitate patient diagnosis and treatment. Because these procedure fail so often – causing pain for patients and stress and delays for healthcare facilities – we believe that our hands-free needle insertion technology has the potential to impact multiple sectors of the healthcare market. From blood draw, to IV insertion, to dialysis catheter insertion, to vaccinations and biopsies – our technology can be used in both traditional medical facilities like hospitals, doctor's offices, and blood labs, as well as non-traditional facilities such as pharmacies, military bases, and home care.

At Veebot Systems, our goal is to provide a better patient experience and eliminate bottlenecks in the healthcare system caused by failed needle insertion attempts. With an estimated $50 billion annual market opportunity and billions of procedures done each year, our patented technology stands to benefit from creating a better standard of care in needle insertion.

ABOUT

HEADQUARTERS
13113 NW 42nd Ave
Opa Locka, FL 33054

VALUATION
$13.99M

Veebot Systems has developed an autonomous, image-guided robotic needle insertion system to revolutionize vascular access–taking the guesswork out of one of the world's most common medical procedures. Our patented technology is designed to eliminate painful failed needle sticks and enable healthcare providers to deliver the highest standard of care – from blood draws to IV catheter insertion to vaccine delivery – we believe the future of needle insertion is here.

TEAM

William Haugland
Chief Executive Officer, President

Will Haugland is the CEO and cofounder of Veebot Systems. Before becoming CEO, Will was the Lead Computer Vision Engineer and was responsible for development of the algorithms related to computer vision. Will worked on the development of algorithms used to identify and track vessels in real time using medical images. Will later contributed to the overall development process and worked to improve the overall function and reliability of the products being developed by Veebot Systems. Prior to joining the Veebot Systems team Will earned his masters degree at the University of Bergen in Applied and Computational Mathematics with an emphasis on medical imaging. Will earned his bachelor's degree at the University of Miami in Biomedical Engineering with a minor in mathematics before working on his masters.

Richard Harris
Co-founder, Treasurer, Board Member

Richard Harris is a Mechanical Engineer by training. He graduated from Princeton University with a degree in Mechanical Engineering and then from Stanford with a Masters in Mechanical Engineering. Richard started his career as a Systems Engineer for Seaview Research, and grew to become CTO and member of the Board. Shortly after the sale of Seaview Research to Quotient Sciences, Richard founded American Standard Value Inc, where he began purchasing and overseeing the operation of swimming pool service businesses. After four acquisitions and a merger agreement, the company sold to Atlantic Street Capital in 2021. Richard has also worked as a Software Engineer for Neocis Inc, a dental robotics company based out of Miami, Florida. He is an avid value investor and loves tennis and computer programming.



Stuart Harris
Co-founder, Board Member, Secretary

Stuart Harris is an got his MD and PhD in Clinical Pharmacology from Duke University. After briefly working at the NIH, Stuart became the Medical Director for SFBC, a Phase I CRO in Miami, Florida. Stuart later founded Seaview Research, and where he served as President and Medical Director for over 22 years before selling the busienss to Quotient Sciences. Stuart is a lifetime entrepreneur, being the cofounder of Pollo Tropical in 1988 which sold for $90MM to Carrols Corporation in 1998, and early investor in Vector Products, a designer of portable power products, which sold to Black and Decker in 2006 for $160MM.

TERMS
Veebot Systems

Overview

PRICE PER SHARE
$3.18

VALUATION
$13.99M

DEADLINE
Mar 8, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$101.76

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.52

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
3,144

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
388,364

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : Veebot Systems, Inc.

Corporate Address : 13113 NW 42nd Ave, Opa Locka, FL 33054

Offering Minimum	**$9,997.92**
Offering Maximum	**$1,234,997.52**
Minimum Investment Amount (per investor)	**$101.76**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**3,144**
Maximum Number of Shares Offered	**388,364**
Price per Share	**$3.18**
Pre-Money Valuation	**$13,992,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive 1% bonus shares

Tier 2 Perk — Invest $5,000+ and receive 2% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 5% bonus shares

Tier 4 Perk — Invest $25,000+ and receive 10% bonus shares

Tier 5 Perk — Invest $50,000+ and receive 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Veebot Systems will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $318. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Professional Voice Over:

Veebot Systems was founded to revolutionize the way we draw blood and deliver lifesaving IV treatments. We have developed groundbreaking technology to automate needle insertion, one of the most common and important medical procedures in the world. Intravenous Needle Insertion is a $50 billion per year industry, with over 1 billion attempts performed each year, ranging from blood draws to IV insertions to dialysis catheter placements.

These procedures require training, skill, and experience to succeed on the first attempt. In fact, 1 in 4 attempts fail, causing pain for patients, delays in diagnosis and treatment, stress for healthcare workers and loss of productivity for healthcare facilities.

Patient Advocate (via self-filming testimonial):

Robotic IV insertion is a natural progression and the next step for medical care both in the outpatient setting and the hospital setting. Veebot has the potential to be the robotics company that brings that first safe and effective product to the market.

Developed by a doctor and a team of ivy-league engineers, our system is capable of precisely and quickly inserting a needle into a patient's vein on the first attempt.

Healthcare Worker (Nurse or Doctor):

Phlebotomists and nurses that are good at vascular access are really hard to come by, and IV access is a key element of giving patients - especially those with difficult vessels - the care that they need. Veebot's system has the potential to enable medical facilities to deliver intravenous care in an efficient and pain-free way.

Narrator:

We have re-imagined blood draw and vascular access, putting a relentless focus on both the patient experience and our ability to perform the most difficult of needle insertion procedures.

To date, we've developed a working prototype that we can't wait to commercialize. Our patented system uses medical imaging, machine learning and precision robotics to visualize and track a patient's best blood vessel and insert a needle with pin-point accuracy.

Our business model incorporates multiple recurring revenue sources in addition to the sale of our systems, including the sale of needles and other consumables, and annual service contracts. And because our point and click needle insertion technology has so many applications, we believe there is a huge opportunity to build recurring revenue streams from multiple areas of the healthcare sector.

Join us and be a part of revolutionizing needle insertion – setting a new standard of care across the industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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